UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number 000-30342

JACADA LTD.
(Translation of Registrant’s name into English)

8 Hasadnaot Street
Herzliya 46728, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of 2017 Annual General Meeting of Shareholders

On December 27, 2017, Jacada Ltd. (referred to hereinafter as Jacada or the Company) held its 2017 Annual General Meeting of Shareholders, or the Meeting. Each of the following proposals submitted to Jacada’s shareholders at the Meeting was duly approved by the requisite majorities under the Israeli Companies Law, 5759-1999, or the Companies Law, and the Company’s Articles of Association, as amended, or the Articles:

(1) Reelection of each of Messrs. Gideon Hollander and Yossie Hollander to the Jacada Ltd. Board of Directors, or the Board, as a Class III director under the Articles of Association of Jacada, or the Articles, for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due election and qualification of his successor.

(2) Approval of the Company’s entry into a private placement financing transaction with certain investors, including IGP Digital Interaction Limited Partnership, or IGP, a significant shareholder of the Company.

(3) Adoption of an amended Office Holder Compensation Policy for Jacada.

(4) Approval of a compensation package for the Company’s new Chief Executive Officer, Yochai Rozenblat, consisting of his base salary, variable compensation, a grant to him of options to purchase ordinary shares, and the Company’s entry into a customary officer indemnification agreement with him.

(5) Re-election of each of Messrs. Assaf Harel and Ofer Timor to serve as an unclassified director under the Articles for a one-year term, until the next annual general meeting of shareholders and until the due election and qualification of his successor.

(6) Re-appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the independent auditors of the Company for the year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders, and authorization of the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the audit committee of the Board.

A description of each of the above proposals—including biographical information concerning the nominees who were elected to the Board— was set forth at greater length in the proxy statement with respect to the Meeting, or the Proxy Statement, which was annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission on November 27, 2017.

Closing of Private Placement Financing by Jacada

Further to the description in Proposal 2 of the Proxy Statement, on December 28, 2017, following approval by Jacada’s shareholders of all proposals (including Proposal 2 above) at the Meeting, the Company, IGP and certain other investors (including Mr. Yossie Hollander, Jacada’s Chairman of the Board, Mr. Ofer Timor, a director of the Company, and Mr. Lloyd I. Miller, III, Robert B. Ashton and New Resources, each of whom is currently a 5% or greater shareholder of the Company, consummated the investors’ approximate $4.5 million private placement investment in the Company in exchange for 1,264,045 newly-issued ordinary shares, representing 27.9% of Jacada’s issued and outstanding share capital (excluding treasury shares), at a price per share of $3.56. As a result of this investment, IGP now holds 1,719,783 ordinary shares, constituting approximately 29.7% of the Company’s issued and outstanding ordinary shares.

For a description of the material provisions of the financing transaction, please see Proposal 2 of the Proxy Statement and the Securities Purchase Agreement, dated November 19, 2017, pursuant to which the financing transaction was effected, which was attached as Appendix A to the Proxy Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

Date: December 28, 2017	By:	/s/ CAROLINE CRONIN
Caroline Cronin
Chief Financial Officer